

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2021

Xiaowu He
Chief Executive Officer
Scienjoy Holding Corp
3rd Floor, JIA No.34, Shenggu Nanli
Chaoyang District, Beijing 100029
China

      Re: Scienjoy Holding Corp
          Registration Statement on Form F-3
          Filed June 2, 2021
          File No. 333-256714

Dear Mr. He:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Lan Lou